Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UPDATES ON THE POSSIBLE COOPERATION

AND

RESUMPTION OF TRADING

Reference is made to the trading halt announcement published by China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) on 23 March 2017 in relation to the a possible major strategic coorperation contemplated by the Company.

This announcement is made by the Company pursuant to the Rule 13.09 of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

As of the date of this announcement, the Company is in the negotiation of a possible major strategic cooperation (the “Possible Cooperation”) with American Airlines, Inc. involving, among others, proposed issue of shares of the Company and other business cooperation. The Company wishes to emphasize that the Possible Cooperation is subject to the internal approvals by the board of directors and shareholders (if applicable) of each party, possible approvals by the relevant governmental authorities, and the entering into of certain final legally binding documents by the relevant parties thereto and the terms thereof. As of the date of this announcement, the Company does not have any binding arrangement or definitive agreement in relation to the Possible Cooperation. The Possible Cooperation, if materialized, will not constitute a "transaction" as defined in the Chapter 14 and Chapter 14A of the Listing Rules.

As the Possible Cooperation involves significant uncertainties, it may or may not proceed. Shareholders and potential investors of the Company are reminded to exercise caution when dealing in the securities of the Company.

The Company will fulfill its obligations of information disclosure in a timely manner and will make further announcement under the applicable laws and regulations as and when necessary.

RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company on the Stock Exchange has been halted with effect from 9:00 a.m. on 23 March 2017 pending the release of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the shares of the Company on the Stock Exchange with effect from 9:00 a.m. on 27 March 2017.

By order of the Board of
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

27 March 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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